

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 30, 2007

David A. Luptak
Executive Vice President, General Counsel and Secretary
Wheeling-Pittsburgh Corporation
1134 Market Street
Wheeling, WV 26003

Re: Clayton Acquisition Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed on August 9, 2007
File No. 333- 142822
Wheeling-Pittsburgh Corporation
Form 10-Q for the period ended June 30, 2007
Filed on August 9, 2007
File No. 0-50300

Dear Mr. Luptak:

We have reviewed your filings and have the following comments.

General

1.   We note that you have restated the 2006 financial statements of Esmark. Please revise to
        ensure that these financial statements are labeled as "restated" in all applicable sections
        of your filing.

Summary, page 1

2.   Please disclose whether the going concern opinion issued by Wheeling-Pittsburgh's
        auditors or whether the restatements and material weaknesses identified by Esmark's
        auditors will have any material affect on the merger.

Consideration, page 3

3.   Please explain the purpose for the Purchase Rights Cap and the Put Election Cap. If
        there is any relationship between these caps and the tax consequences in the event the
        80% Wheeling-Pittsburgh stock exchange threshold is not reached, please describe this
        relationship.

Interests of Wheeling-Pittsburgh's Directors and Executive Officers in the Combination, page 8

4.   We note your response to comment 13 in our letter dated June 7, 2007. Please quantify in dollars the value of the incentive compensation awards and the shares underlying the convertible promissory notes.

Risk Factors – Esmark's management and its independent . . ., page 44

5.   Please quantify Esmark's restatements.

Opinion of the Special Committee's Advisor, page 74

6.   We note your response to comments 18 and 19 in our letter dated June 7, 2007 and await copies of the letters under separate cover requesting confidential treatment. Please note that we may have further comments after we review these submissions.

7.   In light of Esmark's restatements and Wheeling-Pittsburgh's going concern issues, explain how you will address material changes in the assumptions or projections that took place after the date of the financial advisor's opinion.

Material U.S. Federal Income Tax Consequences of the Combination, page 89

8.   We note your response to comment 21 in our letter dated June 7, 2007. Please also revise the first sentence under Tax Consequences to U.S. Holders of Wheeling-Pittsburgh Stock to reflect that Buchanan has opined on the tax consequences and disclose what their opinion is. As drafted currently, you state that the opinions confirm the conclusions expressed herein but it is not clear what those conclusions are. Is the only matter that counsel will opine on the information set forth in the last paragraph on page 90? Where a conclusion represents a matter that counsel is opining on, please state that it represents counsel's opinion. Also, since you must file the opinion prior to effectiveness, please delete the language that the opinion "will state." Instead disclose counsel's opinion.

9.   It is still unclear from your response to comment 22 in our letter dated June 7, 2007 whether you are planning on filing a short-form or long-form opinion. Accordingly, please file or submit the tax opinion with your next amendment, or as soon as possible. We may have further comments after our review.

Tax Consequences to U.S. Holders of Wheeling-Pittsburgh Stock, page 90

10.   The disclosure must describe the specific tax consequences of the merger to the investors, not merely discuss the general tax treatment of non-taxable or taxable reorganizations. Please revise the lead-in sentence to the bullet points on page 91 to state that if at least 80% of the Wheeling-Pittsburgh stock is exchanged, the WPC Merger Transaction will

be treated as a non-taxable reorganization and a U.S. holder will recognize the gains or losses reflected in the bullet points. Similarly in the first sentence of the last paragraph, state that if less than 80% of the Wheeling-Pittsburgh stock is exchanged, the WPC Merger Transaction would be taxable and U.S. holders will recognize the gains or losses described.

11.   The tax consequences of the transaction to investors are still unclear in your response to comment 23 in our letter dated June 7, 2007. For each of the following statements, either provide a firm conclusion on the tax consequences or state why counsel is unable to opine on the tax consequences and describe the possible outcomes and risks to investors of that tax consequence:

- Clarify why you assume that the Esmark Merger transaction is completed as part of the same plan as the WPC Merger Transaction if less than 80% of the Wheeling-Pittsburgh stock is exchanged. Is there is any uncertainty that the merger will not be treated as part of a series of integrated transactions?
- If the WPC Merger Transaction is treated as non-taxable and an investor elects to receive a combination of stock and Put Rights, why will such investor "probably" not recognize gain if the Put Rights are not exercised?
- Clarify why receipt of cash may have the effect of a distribution of a dividend rather than a long-term capital gain.

12.   Since it appears that counsel cannot provide a firm conclusion on the tax consequences because it is uncertain whether the 80% threshold will be achieved, please briefly clarify in plain English in the Summary and the Risk Factors sections the possible outcomes and risks to stockholders of that tax consequence.

Non-GAAP Financial Measures, page 100

13.   We note your response to comment 25 in our letter dated June 7, 2007. Please revise your disclosures on pages 100, 101 and 105 to more specifically disclose how Esmark uses the measures EBITDA and Adjusted EBITDA in operating its business and evaluating its operating performance.

Impairment of Goodwill and Indefinite-Lived Intangible Assets, page 116

14.   We have reviewed your response to comment 26 in our letter dated June 7, 2007. As previously requested, please revise your disclosure to *quantify* the impact that changes in your underlying assumptions would have on your operating results.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 119

15.   We have reviewed your response to comment 28 in our letter dated June 7, 2007. We note that you have assumed that the share price of New Esmark immediately after the combination will be in excess of $20.00 per share. Given this, please revise to more fully explain why you have assumed that only the two largest stockholders of Wheeling-Pittsburgh would elect to exercise Purchase Rights to purchase only 2,500,000 shares of common stock of New Esmark, given the Purchase Rights $19.00 price per share.

Note 1. Description of Transaction and Basis of Presentation, page 123

16.   We have reviewed your response to comment 30 in our letter dated June 7, 2007. So that we may be able to fully evaluate your view that it is not necessary to include an alternative pro forma presentation with Wheeling-Pittsburgh as the accounting acquirer, please provide us with a more specific and comprehensive discussion of why you believe that the scenarios which could result in a majority of the stock of New Esmark being owned by the former stockholders of Wheeling-Pittsburgh are not the most likely result.

Business – Litigation, page 171

17.   For each legal proceeding disclosed, please include a description of the factual basis alleged to underlie the proceeding and the relief sought. See Item 103 of Regulation S-K.

FMA Stockholders Registration Rights Agreement, page 180

18.   We note your response to comment 38 in our letter dated June 7, 2007. Please revise to disclose that the registration rights agreements do not provide for liquidating damages.

Esmark Consolidated Financial Statements

Note M. Commitments and Contingencies, page F-14

19.   Based on your current disclosures, it is unclear if you believe a material loss related to your litigation matters is "reasonably possible." Please revise as appropriate. If a material loss is reasonably possible, please also provide the additional disclosures required by SAB 5:Y and SFAS 5.

Note A. Significant Accounting Policies
Company Formation, page F-23

20.   We have reviewed your response to comment 42 in our letter dated June 7, 2007. We note that you now refer to third party appraisers. Either identify each expert or delete

your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit. Refer to Section 436(b) of Regulation C.

Note L. Temporary Equity, page F-41

21.   We have reviewed your response to comment 47 in our letter dated June 7, 2007. Please revise to disclose what specific features of your preferred stock caused you to record the balance as temporary equity for each period presented.

Wheeling-Pittsburgh Corporation Form 10-Q for the period ended June 30, 2007

Note 17. Commitments and Contingencies, page 14

22.   Based on your current disclosures, it is unclear if you believe a material loss related to your Strauss litigation matter is "reasonably possible." Please revise as appropriate. If a material loss is reasonably possible, please also provide the additional disclosures required by SAB 5:Y and SFAS 5.

Exhibit 31.2

23.   We note that the certification included from your Chief Financial Officer refers to your Form 10-K instead of your Form 10-Q. This situation is also present in your Form 10-Q for the period ended March 31, 2007. Please amend your filings to include the correct certification.

As appropriate, please amend your registration statement in response to these comments. You may contact Patricia Armelin at (202) 551-3747 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: David Pankey
        McGuireWoods LLP
        Washington Square
        1050 Connecticut Avenue N.W., Suite 1200
        Washington, DC 20036-5317